ADVISORS SERIES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 29th day of, June 2006, by and between Advisors Series Trust, a Delaware statutory trust (the “Trust”), on behalf of the Sincere Advisor Small Cap Fund (the “Fund”), a series of the Trust, and the manager of the Fund, Sincere Investment Management, LLC (the “Manager”).

WITNESSETH:

WHEREAS, the Manager renders creation, management and marketing services to the Fund pursuant to the terms and provisions of an Investment Management Agreement between the Trust and the Manager dated as of the 29th day of June 2006, (the “Management Agreement”); and

WHEREAS, the Fund, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Management Agreement that have not been assumed by the Manager; and

WHEREAS, the Manager desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Manager to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.  LIMIT ON OPERATING EXPENSES. The Manager hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Manager will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2.  DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Manager’s management fee detailed in the Management Agreement, any Rule 12b-1 fees and other expenses described in the Management Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3.  REIMBURSEMENT OF FEES AND EXPENSES. The Manager retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its management fee under the Management Agreement.

4.  TERM. This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.  TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Manager. This Agreement may not be terminated by the Manager without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Management Agreement is terminated, with such termination effective upon the effective date of the Management Agreement’s termination.

6.  ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.  SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.  GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

ADVISORS SERIES TRUST on behalf of Sincere Advisor Small Cap Fund By: /s/ Douglas G. Hess Print Name: Douglas G. Hess Title: Treasurer	SINCERE INVESTMENT MANAGEMENT, LLC By: /s/ Richard Sincere Print Name: Richard Sincere Title: President

Appendix A

Fund	Operating Expense Limit

Sincere Advisor Small Cap Fund	1.10%